UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report:  August 16, 2011
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY CORPORATION
REPORTS SECOND QUARTER RESULTS
Highlights
•	Second quarter 2011 cash flow from vessel operations of $148.8 million.
•
Second quarter 2011 adjusted net loss attributable to stockholders of Teekay of $36.3 million, or $0.51 per share (excluding specific items which increased GAAP net loss by $60.2 million, or $0.85 per share).

•	In June 2011, Teekay Corporation was awarded a new long-term FPSO contract for the Knarr field in the North Sea, scheduled to commence in early 2014.
•	Total consolidated liquidity of $1.9 billion as at June 30, 2011, of which $850 million was at Teekay Parent.
•	As at August 10, 2011, 4.4 million ($144 million) of Teekay Corporation shares repurchased under existing $200 million authorization.
Hamilton, Bermuda, August 11, 2011 — Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $36.3 million, or $0.51 per share, for the quarter ended June 30, 2011, compared to an adjusted net loss attributable to the stockholders of Teekay of $26.1 million, or $0.36 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $60.2 million (or $0.85 per share) for the three months ended June 30, 2011 and increasing GAAP net loss by $127.1 million (or $1.74 per share) for the three months ended June 30, 2010, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, a net loss attributable to the stockholders of Teekay of $96.5 million, or $1.36 per share, for the quarter ended June 30, 2011, compared to net loss attributable to the stockholders of Teekay of $153.1 million, or $2.10 per share, for the same period of the prior year. Net revenues(2) for the second quarter of 2011 were $433.0 million, compared to $485.9 million for the same period of the prior year.
For the six months ended June 30, 2011, the Company reported an adjusted net loss attributable to stockholders of Teekay(1) of $64.1 million, or $0.90 per share, compared to adjusted net loss attributable to the stockholders of Teekay of $30.0 million, or $0.41 per share, for the six months ended June 30, 2010. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $62.0 million (or $0.87 per share) for the six months ended June 30, 2011 and increasing GAAP net loss by $137.2 million (or $1.88 per share) for the six months ended June 30, 2010, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to the stockholders of Teekay of $126.1 million, or $1.77 per share, for the six months ended June 30, 2011, compared to net loss attributable to the stockholders of Teekay of $167.2 million, or $2.29 per share, for the six months ended June 30, 2010. Net revenues(2) for the six months ended June 30, 2011 were $875.9 million, compared to $986.2 million for the same period of the prior year.
On July 5, 2011, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended June 30, 2011. The cash dividend was paid on July 29, 2011, to all shareholders of record on July 15, 2011.

(1)
Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

“We successfully concluded two of our business development projects in the second quarter, signing important contracts in both our FPSO and shuttle tanker businesses,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “In June, we entered into a new FPSO contract with BG Group plc to service the Knarr oil and gas field in the North Sea, commencing in early 2014, and our daughter company Teekay Offshore Partners entered into a new shuttle tanker contract with another subsidiary of BG in Brazil to charter four newbuilding shuttle tankers, beginning in mid- to late-2013.”
“Teekay’s diversified business model continues to be an important source of differentiation and fixed-rate cash flows, with the two new FPSO and shuttle contracts together adding approximately $2.7 billion of forward fixed-rate revenues to our existing portfolio of approximately $12 billion of forward fixed-rate revenues,” Mr. Evensen continued. “In addition to the attractive near- and long-term opportunities in our offshore business, we have also benefited from a strengthening market and enhanced project activity in the LNG sector. During the second quarter, the increased level of LNG shipping demand enabled us to secure new short-term charters for two of our smaller LNG carriers, the Arctic Spirit and Polar Spirit, at attractive rates and we have been actively pursuing new project opportunities in both LNG transportation and floating regasification. With the pace of tanker supply growth acting as a drag on spot tanker rates, Teekay Parent continued to reduce its exposure to the spot tanker market through the redeliveries of time-chartered in vessels and tactical fleet management. During the second quarter, Teekay Parent redelivered three spot-traded, time-chartered in vessels upon the expiry of their contracts and expects to redeliver an additional five time-chartered in vessels during the remainder of 2011. Our strong in-house chartering operation has also provided us with opportunities to time-charter out vessels on a short-term basis at rates exceeding the current spot market levels.”
“Finally, market opportunities have enabled us to make good progress under our $200 million share repurchase authorization,” Mr. Evensen continued. “Since we last reported on May 12th, we have repurchased $62 million of stock, bringing our total repurchase to date to $144 million.”
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Operating Results
The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay, excluding results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers, referred to herein as Teekay Parent. A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended June 30, 2011
	(unaudited)
	Teekay						Teekay
	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
(in thousands of U.S. dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated
Net revenues	201,573	91,562	30,878	164,457		(55,437)	433,033

Vessel operating expense	75,197	23,388	10,852	65,280		—	174,717
Time-charter hire expense	18,182	—	—	90,669		(55,437)	53,414
Depreciation and amortization	46,163	22,171	10,793	26,109		—	105,236

Cash flow from vessel operations(1)(2)	95,171	63,130	17,895	(27,425	)(3)	—	148,771

Net debt(4)	1,758,491	1,402,638	333,234	717,501		—	4,211,864

	Three Months Ended June 30, 2010
	(unaudited)
	Teekay						Teekay
	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
(in thousands of U.S. dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated
Net revenues	191,889	91,353	35,785	207,754		(40,919)	485,862

Vessel operating expense	61,108	22,041	10,551	57,092		—	150,792
Time-charter hire expense	23,424	—	—	92,883		(40,919)	75,388
Depreciation and amortization	47,924	22,407	11,333	29,570		—	111,234

Cash flow from vessel operations(1)(2)	89,053	65,428	19,062	21,521	(3)	—	195,064

Net debt(4)	1,520,865	1,501,521	316,775	555,426		—	3,894,587

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains and losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

(3)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended June 30, 2011 and 2010, Teekay Parent received daughter company dividends and distributions totaling $35.9 million and $47.1 million, respectively. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49 percent interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore, prior to the sale of this interest to Teekay Offshore on March 8, 2011. Please refer to Appendix D to this release for further details.

(4)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
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Teekay Offshore Partners L.P.
Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 40 shuttle tankers (including five chartered-in vessels, and four committed newbuildings), two floating, production, storage and offloading (FPSO) units, five floating, storage and offtake (FSO) units and 10 conventional oil tankers. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities. As at June 30, 2011, Teekay Parent owned a 37.6 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).
Cash flow from vessel operations from Teekay Offshore increased to $95.2 million in the second quarter of 2011, from $89.1 million in the same period of the prior year. This increase was primarily due to the acquisition from Teekay of the Cidade de Rio das Ostras FPSO unit on October 1, 2010, higher revenues relating to the amended Statoil master agreement effective September 2010, which includes the earnings from the Amundsen Spirit and the Nansen Spirit shuttle tanker newbuildings, and lower time-charter hire expenses resulting from re-delivery of two in-chartered vessels. This was partially offset by lower revenue resulting from fewer revenue days from vessels operating under contracts of affreightment and higher vessel operating expenses in the shuttle tanker fleet, as well as the sale of the Karratha Spirit FSO unit during the first quarter of 2011.
In June 2011, Teekay Offshore entered into a new contract with a subsidiary of BG Group plc (BG) to provide shuttle tanker services in Brazil. The contract involves the time-charter out of four Suezmax newbuilding shuttle tankers to be constructed by Samsung Heavy Industries for a total delivered cost of approximately $480 million. Upon their scheduled delivery in mid- to late-2013, the vessels will commence operations under 10-year time-charter contracts which include certain contract extension and vessel purchase options. In July 2011, Teekay Offshore sold 0.7 million common units in a private placement for net proceeds of $20.4 million (including the general partners’ contribution), which were used to partially finance the shipyard installments relating to the four newbuilding shuttle tankers.
For the second quarter of 2011, Teekay Offshore’s quarterly distribution was $0.50 per unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $13.4 million for the second quarter of 2011, as detailed in Appendix D to this release.
In early August 2011, Teekay Offshore sold its 1993-built conventional Aframax tanker, Scotia Spirit, to a third party for net proceeds of $8.3 million.
Teekay LNG Partners L.P.
Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its current fleet of 17 LNG carriers, three LPG/Multigas carriers and 11 conventional tankers. In addition, Teekay LNG has agreed to acquire one newbuilding LPG carrier from a subsidiary of IM Skaugen (Skaugen) in 2011, one newbuilding Multigas carrier from Teekay Parent in 2011 and a 33 percent interest in four newbuilding LNG carriers from Teekay Parent in 2011 through early 2012, upon their respective delivery dates. Teekay Parent currently owns a 43.6 percent interest in Teekay LNG (including the 2 percent sole general partner interest).
Cash flow from vessel operations from Teekay LNG during the second quarter of 2011 decreased to $63.1 million from $65.4 million in the same period of the prior year. This decrease was primarily due to the sale of the Dania Spirit LPG carrier in November 2010 and an increase in off-hire days in the second quarter of 2011 relating to scheduled drydockings, partially offset by the earnings from the Multigas carrier acquired in mid-June 2011, which commenced a 15-year fixed-rate charter to Skaugen.
In April 2011, Teekay LNG completed a public offering of 4.3 million common units, which provided net proceeds to the partnership of approximately $162 million. The net proceeds from the offering were used to repay a portion of the partnership’s revolving credit facilities, which may be redrawn in the future to fund the equity component of the partnership’s purchase of the 33 percent interest in the four Angola LNG carrier newbuildings, the remaining two Skaugen LPG/Multigas carriers, as well as fund other potential acquisitions.
For the second quarter of 2011, Teekay LNG’s quarterly distribution was $0.63 per unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $19.1 million for the second quarter of 2011, as detailed in Appendix D to this release.
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Teekay Tankers Ltd.
Teekay Tankers’ fleet includes 11 Aframax tankers and six Suezmax tankers (including two in-chartered Aframax tankers). In addition, Teekay Tankers owns a 50 percent interest in a VLCC newbuilding scheduled to deliver in April 2013 and has invested $115 million in three-year, first-priority mortgage loans secured by two VLCC newbuildings which yield an average of 10 percent per annum. Of the 17 vessels currently in operation, 10 are, or will be, employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. Teekay Parent currently owns a 26.0 percent interest in Teekay Tankers (including 100 percent of the outstanding Class B common shares, which together with its current ownership of Class A common shares, provides Teekay voting control of Teekay Tankers).
Cash flow from vessel operations from Teekay Tankers decreased to $17.9 million in the second quarter of 2011, from $19.1 million in the same period of the prior year, primarily due to lower average realized tanker rates for its time-charter and spot fleets during the second quarter of 2011, and an increase in operating expenses mainly related to higher repairs and maintenance costs compared to the same period of the prior year.
On August 10, 2011, Teekay Tankers declared a second quarter 2011 dividend of $0.21 per share which will be paid on August 26, 2011 to all shareholders of record on August 19, 2011. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend to be paid to Teekay Parent will total $3.4 million for the second quarter of 2011.
Teekay Tankers recently time-chartered in two Aframax tankers for firm periods of six and four months, respectively, with options to extend up to an additional 18 and 16 months, respectively. Teekay Tankers also recently time-chartered out two of its owned Aframax tankers, each for a period of 12 months, at rates approximately $3,000 per day higher than the rates for the firm periods of the two time-chartered in vessels. The combined result of these charter transactions will be accretive to Teekay Tankers’ dividend for the firm period of the two time-chartered in contracts and provide further potential upside through in-charter extension options. Teekay Tankers’ currently has fixed-rate contract coverage of approximately 60 percent for the second half of 2011 and 36 percent for fiscal 2012.
Teekay Parent
In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns a substantial fleet of vessels. As at August 1, 2011, this included 17 conventional tankers, one shuttle tanker, and three FPSO units. In addition, Teekay Parent currently has under construction or conversion two FPSO units. In addition, as at August 10, 2011, Teekay Parent had 26 chartered-in conventional tankers (including eight vessels owned by its subsidiaries), two chartered-in LNG carriers owned by Teekay LNG and two chartered-in shuttle tankers owned by Teekay Offshore.
In the second quarter of 2011, Teekay Parent generated negative cash flow from vessel operations of $27.4 million, compared to positive cash flow from vessel operations of $21.5 million in the same period of the prior year. The decrease in cash flow is primarily due to the sale of vessels, including the Cidade de Rio das Ostras FPSO unit to Teekay Offshore in October 2010, one Suezmax tanker and one Aframax tanker to Teekay Tankers during November 2010, a non-recurring $29 million retroactive component of revenue recognized in the second quarter of 2010 related to the signing of the Foinaven FPSO contract amendment, and a decrease in average realized spot tanker rates for the second quarter of 2011 compared to the same period in the prior year.
In April 2011, Teekay Parent entered into short-term fixed-rate contracts for the Arctic Spirit and Polar Spirit LNG carriers, which are time-chartered in from Teekay LNG on a long-term basis. Teekay Parent’s time-charter out contracts for these vessels are for six and four months, respectively, and the Arctic Spirit contract includes two one-year options to extend at the charterer’s option.
On June 30, 2011, Teekay Parent entered into an agreement with BG to charter a newbuilding FPSO unit for the Knarr oil and gas field located in the North Sea. The newbuilding FPSO unit is scheduled to deliver in the first quarter of 2014 and will commence operations for a firm period of either six or ten years plus extension options for a total period of up to 20 years. BG has until the end of 2012 to decide on the firm period of the charter contract.
In July 2011, Teekay Parent took delivery of the Scott Spirit shuttle tanker newbuilding, the fourth and final vessel in the “Explorer” class of shuttle tankers which includes the Amundsen Spirit, Peary Spirit and Nansen Spirit sold to Teekay Offshore in late 2010 through mid-2011.
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Tanker Market
Crude tanker freight rates weakened during the second quarter and into the third quarter of 2011 due to a combination of tanker supply growth, geopolitical factors, and seasonal factors. The tanker market continues to be affected by an oversupply of vessels relative to demand, which is dragging down tanker rates. In addition, the loss of Libyan crude oil production due to political unrest had a negative impact on Aframax rates in the Mediterranean, while North Sea production was impacted by a series of unplanned oilfield shutdowns. Tanker rates were further affected by seasonal refinery maintenance programs and the onset of summer oilfield maintenance in the North Sea.
The world tanker fleet grew by a net 13.8 million deadweight tonnes (mdwt), or 3.1 percent, in the first half of 2011 compared to a net increase of 10.6 mdwt, or 2.5 percent, in the same period last year. A combination of weak spot tanker freight rates and relatively high demolition prices have led to 7.3 mdwt of tanker removals through the first half of 2011, which has helped dampen tanker fleet growth. With increasing customer discrimination toward older double hull tankers on the rise, we expect this level of scrapping to persist through the second half of the year. In addition, new tanker ordering has remained virtually non-existent, with only 3.5 mdwt ordered since the start of the year. If this level of ordering continues for the rest of the year, it will be the lowest annual level of new tanker orders since 1985.
The International Energy Agency (IEA) is forecasting global oil demand of 89.5 million barrels per day (mb/d) in 2011, an increase of 1.2 mb/d from 2010 levels. The IEA also recently released its outlook for 2012 in which it calls for global oil demand growth of 1.5 mb/d, which is primarily driven by expected continued demand growth in China.
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Teekay Parent Conventional Tanker Fleet Performance
The table below highlights the operating performance of Teekay Parent’s owned and in-chartered conventional tankers participating in the Company’s commercial tonnage pools and vessels on period out-charters with an initial term greater than one year, measured in net revenues per revenue day, or time-charter equivalent (TCE) rates. Revenue days represent the total number of vessel calendar days less off-hire days associated with major repairs, drydockings, or mandated surveys.

	Three Months Ended
	June 30,	March 31,	June 30,
	2011	2011	2010
Suezmax
Gemini Suezmax Pool average spot TCE rate (1)	$17,461	$18,761	$30,937
Spot revenue days (2)(3)	586	659	542
Average time-charter rate (4)(5)	$24,464	$27,250	$27,079
Time-charter revenue days (3)(4)	364	401	739

Aframax
Teekay Aframax Pool average spot TCE rate (1)(6)(7)	$16,348	$16,299	$19,928
Spot revenue days (2)(3)	1,349	1,526	1,570
Average time-charter rate (5)	$23,662	$23,642	$24,513
Time-charter revenue days (3)	727	723	1,072

LR2
Taurus LR2 Pool average spot TCE rate (1)	$15,509	$14,490	$15,257
Spot revenue days (2)(3)	453	450	361

MR
MR product tanker average spot TCE rate (1)	—	—	$9,721
Spot revenue days (2)(3)	—	—	151
Average product tanker time-charter rate (5)	$30,869	$26,011	$26,752
Time-charter revenue days (3)	407	270	269

(1)	Average spot rates include short-term time-charters and fixed-rate contracts of affreightment that are initially under a year in duration and third-party vessels trading in the pools.

(2)
Spot revenue days include total owned and in-chartered vessels in the Teekay Parent fleet, but exclude commercially managed on behalf of third parties. Suezmax spot revenue days exclude four vessels on back-to-back in-charter.

(3)
Average time-charter days are adjusted to reflect the vessel-equivalent number of days in the respective period that any synthetic time-charters (STCs) or forward freight agreements (FFAs) were in effect. For vessel classes in which STCs and FFAs are in effect, a corresponding reduction in spot revenue days is made in each of the respective periods.

(4)	Includes one VLCC on time-charter out at a TCE rate of $47,000 per day prior to May 14, 2011 when this vessel was redelivered following the expiry of its time-charter in contract.

(5)
Average time-charter rates include realized gains and losses of STCs and FFAs, bunker hedges, short-term time-charters, and fixed-rate contracts of affreightment that are initially one year in duration or greater.

(6)	Excludes vessels greater than 15 years-old.

(7)
The average Teekay Aframax spot TCE rate (including vessels greater than 15 years old and realized results of bunker hedging, STCs and FFAs), was $15,423 per day, $12,584 per day and $18,232 per day for the three months ended June 30, 2011, March 31, 2011 and June 30, 2010, respectively.

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Fleet List
As at August 10, 2011, Teekay’s consolidated fleet consisted of 152 vessels, including chartered-in vessels and newbuildings under construction/conversion, but excluding vessels managed for third parties, as summarized in the following table:

	Number of Vessels (1)
	Owned	Chartered-in	Newbuildings /
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet
Spot-rate:
Aframax Tankers(2)	—	10	—	10
Suezmax Tankers	5	1	—	6
LR2 Product Tankers	2	1	—	3

Total Teekay Parent Spot Fleet	7	12	—	19

Fixed-rate:(3)
Aframax Tankers(2)	3	3	—	6
Suezmax Tankers	3	1	—	4
LR2 Product Tankers	1	—	—	1
MR Product Tankers	3	2	—	5
Shuttle Tankers (4)	1	—	—	1
FPSO Units	3	—	2	5

Total Teekay Parent Fixed-rate Fleet	14	6	2	22

Total Teekay Parent Fleet	21	18	2	41

Teekay Offshore Fleet	48	5	4	57

Teekay LNG Fleet	31	—	6	37

Teekay Tankers Fleet	15	1	1	17

Total Teekay Consolidated Fleet	115	24	13	152

(1)	Ownership percentages in these vessels range from 33 percent to 100 percent. Excludes vessels managed on behalf of third parties.

(2)	Excludes eight vessels chartered-in from Teekay Offshore.

(3)	Excludes two LNG carriers chartered-in from Teekay LNG.

(4)	Excludes two shuttle tankers chartered-in from Teekay Offshore.
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Liquidity and Capital Expenditures
As at June 30, 2011, Teekay had consolidated liquidity of $1.9 billion, consisting of $497.5 million cash and approximately $1.4 billion of undrawn revolving credit facilities, of which $850.3 million, consisting of $247.8 million cash and $602.5 million of undrawn revolving credit facilities, is attributable to Teekay Parent. Including pre-arranged newbuilding financing, Teekay’s total consolidated liquidity was approximately $2.2 billion, of which approximately $1.1 billion is attributable to Teekay Parent.
The Company’s remaining capital commitments relating to its portion of newbuildings and conversions were as follows as at June 30, 2011:

(in millions)	2011	2012	2013	2014	Total
Teekay Offshore	—	$78	$323	—	$401
Teekay LNG	$34	—	—	—	$34
Teekay Tankers	—	$20	$20	—	$40
Teekay Parent*	$455	$390	$360	—	$1,205

Total Teekay Corporation Consolidated	$489	$488	$703	—	$1,680

*	Reflects Teekay Parent’s 50 percent interest in the Petrojarl Cidade de Itajai FPSO conversion project.
As indicated above, the Company had total capital expenditure commitments pertaining to newbuildings and conversions of approximately $1.7 billion remaining as at June 30, 2011, with pre-arranged financing for approximately $290 million of this amount. The Company expects to obtain debt financing for approximately $1.3 billion of the $1.4 billion of remaining unfinanced capital expenditure commitments relating to the Petrojarl Cidade de Itajai FPSO unit, the VLCC newbuilding (through Teekay Tankers’ joint venture with Wah Kwong), the Knarr FPSO newbuilding, and the four shuttle tanker newbuildings that will be time-chartered out to BG.
Share Repurchase Program
In October 2010, the Company announced its intention to commence repurchasing shares under the Company’s $200 million share repurchase authorization. As of August 10, 2011, the Company had repurchased 4.4 million shares under the Company’s existing authorization, representing a total cost of $144 million. Shares will be repurchased in the open market at times and prices considered appropriate by the Company. The timing of any purchase and the exact number of shares to be purchased will be dependent on market conditions.
Conference Call
The Company plans to host a conference call on August 11, 2011 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2011. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (800) 711-9538 or (416) 640-5925, if outside North America, and quoting conference ID code 5457560.
•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).
The conference call will be recorded and available until Thursday, August 18, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 5457560.
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About Teekay
Teekay Corporation provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay is growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), continues to expand its significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and seeks to grow its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of 152 vessels, offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay transports approximately 10 percent of the world’s seaborne oil and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekay.com
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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES (1)	484,922	488,024	552,229	972,946	1,125,104

OPERATING EXPENSES
Voyage expenses	51,889	45,126	66,367	97,015	138,917
Vessel operating expenses (1)(2)	174,717	161,577	150,792	336,294	305,327
Time-charter hire expense	53,414	63,031	75,388	116,445	154,639
Depreciation and amortization	105,236	105,038	111,234	210,274	219,464
General and administrative (1)(2)	51,273	70,218	50,256	121,491	98,347
Asset impairments/net loss on vessel sales	5,812	3,593	22	9,405	782
Restructuring charges	458	4,961	4,195	5,419	7,978

	442,799	453,544	458,254	896,343	925,454

Income from vessel operations	42,123	34,480	93,975	76,603	199,650

OTHER ITEMS
Interest expense (1)	(33,516)	(32,794)	(33,926)	(66,310)	(66,078)
Interest income	2,457	2,465	2,209	4,922	6,483
Realized and unrealized (loss) gain on derivative instruments (1)	(102,140)	23,257	(219,225)	(78,883)	(307,072)
Income tax (expense) recovery	(2,022)	(811)	5,147	(2,833)	12,454
Equity (loss) income from joint ventures (1)	(6,053)	6,394	(21,827)	341	(24,493)
Foreign exchange (loss) gain	(7,157)	(20,340)	27,488	(27,497)	56,514
Other income (loss) — net	958	94	740	1,052	(8,946)

Net (loss) income	(105,350)	12,745	(145,419)	(92,605)	(131,488)
Less: Net loss (income) attributable to non-controlling interests	8,898	(42,402)	(7,729)	(33,504)	(35,662)

Net loss attributable to stockholders of Teekay Corporation	(96,452)	(29,657)	(153,148)	(126,109)	(167,150)

Loss per common share of Teekay
- Basic	($1.36)	($0.41)	($2.10)	($1.77)	($2.29)
- Diluted	($1.36)	($0.41)	($2.10)	($1.77)	($2.29)

Weighted-average number of common shares outstanding
- Basic	70,935,484	71,946,997	72,961,471	71,438,446	72,875,508
- Diluted	70,935,484	71,946,997	72,961,471	71,438,446	72,875,508

(1)
Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010
Realized (losses) gains relating to:
Interest rate swaps	(32,692)	(33,997)	(40,634)	(66,689)	(79,220)
Interest rate swap resets	—	(92,672)	—	(92,672)	—
Foreign currency forward contracts
Vessel operating expenses	3,337	1,216	(1,037)	4,553	(1,394)
General and administrative expenses	221	109	15	330	49
Bunkers, FFAs and other	(7)	49	(2,207)	42	(4,356)

	(29,141)	(125,295)	(43,863)	(154,436)	(84,921)

Unrealized (losses) gains relating to:
Interest rate swaps	(73,331)	141,859	(164,032)	68,527	(209,838)
Foreign currency forward contracts	540	6,707	(8,836)	7,248	(12,053)
Bunkers, FFAs and other	(208)	(14)	(2,494)	(222)	(260)

	(72,999)	148,552	(175,362)	75,553	(222,151)

Total realized and unrealized (losses) gains on non-designated derivative instruments	(102,140)	23,257	(219,225)	(78,883)	(307,072)

In addition, equity income (loss) from joint ventures includes net unrealized gains (losses) from non-designated interest rate swaps held within the joint ventures of $(12.4) million, $4.2 million and $(24.6) million for the three months ended June 30, 2011, March 31, 2011, and June 30, 2010, respectively, and $(8.2) million and $(30.7) million for the six months ended June 30, 2011 and June 30, 2010, respectively.

(2)
The Company has entered into foreign currency forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss), as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010
Vessel operating expenses	(171)	(179)	(1,433)	(350)	(3,515)
General and administrative	121	95	(844)	216	(1,736)
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TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31
	2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	497,549	567,325	779,748
Other current assets	392,845	414,404	341,777
Restricted cash — current	94,626	92,733	86,559
Restricted cash — long-term	493,970	493,633	489,712
Vessels held for sale	8,300	—	—
Vessels and equipment	6,585,418	6,491,185	6,573,388
Advances on newbuilding contracts /conversions	345,445	261,335	197,987
Derivative assets	104,613	87,594	83,198
Investment in joint ventures	217,584	220,563	207,633
Investment in direct financing leases	473,693	480,248	487,516
Investment in term loans	186,418	186,184	116,014
Other assets	172,044	182,759	188,482
Intangible assets	146,471	151,306	155,893
Goodwill	203,191	203,191	203,191

Total Assets	9,922,167	9,832,460	9,911,098

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	420,867	421,851	422,109
Other current liabilities	14,500	14,500	59
Current portion of long-term debt	813,909	743,019	543,890
Long-term debt	4,484,097	4,450,725	4,626,308
Derivative liabilities	462,899	376,417	531,235
In process revenue contracts	174,372	185,239	196,106
Other long-term liabilities	215,982	216,435	217,658
Redeemable non-controlling interest	39,604	40,614	41,725
Equity:
Non-controlling interests	1,602,411	1,544,239	1,353,561
Stockholders of Teekay	1,693,526	1,839,421	1,978,447

Total Liabilities and Equity	9,922,167	9,832,460	9,911,098

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended
	June 30
	2011	2010
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	7,199	220,314

FINANCING ACTIVITIES
Net proceeds from long-term debt	561,753	833,159
Scheduled repayments of long-term debt	(125,791)	(110,100)
Prepayments of long-term debt	(341,783)	(741,898)
Increase in restricted cash	(4,353)	(1,769)
Repurchase of common stock	(83,660)	—
Net proceeds from public offerings of Teekay LNG	158,326	—
Net proceeds from public offerings of Teekay Offshore	—	94,491
Net proceeds from public offerings of Teekay Tankers	107,234	103,036
Cash dividends paid	(46,472)	(46,058)
Distribution from subsidiaries to non-controlling interests	(101,284)	(73,736)
Other	5,171	2,437

Net financing cash flow	129,141	59,562

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(358,607)	(92,428)
Proceeds from sale of vessels and equipment	5,055	27,591
Investment in term loans	(70,404)	—
Loans to joint ventures	(1,881)	(4,868)
Other	7,298	8,786

Net investing cash flow	(418,539)	(60,919)

(Decrease) increase in cash and cash equivalents	(282,199)	218,957
Cash and cash equivalents, beginning of the period	779,748	422,510

Cash and cash equivalents, end of the period	497,549	641,467

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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2011		June 30, 2011
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net loss — GAAP basis	(105,350)		(92,605)
Adjust for: Net loss (income) attributable to non-controlling interests	8,898		(33,504)

Net loss attributable to stockholders of Teekay	(96,452)	(1.36)	(126,109)	(1.77)
Add (subtract) specific items affecting net loss:
Unrealized losses (gains) from derivative instruments (2)	85,445	1.21	(67,207)	(0.94)
Foreign currency exchange loss (3)	7,935	0.11	28,942	0.41
Deferred income tax expense on unrealized foreign exchange gains	3,576	0.05	10,095	0.14
Restructuring charges (4)	458	0.01	5,419	0.08
Asset impairments/net loss on vessel sales	5,812	0.08	9,405	0.13
Adjustments to pension accruals and stock based compensation(5)	—	—	18,102	0.25
Upfront payments related to interest rate swap resets	—	—	92,672	1.30
Other — net(6)	(2,598)	(0.04)	(6,232)	(0.09)
Non-controlling interests’ share of items above	(40,431)	(0.57)	(29,215)	(0.41)

Total adjustments	60,197	0.85	61,981	0.87

Adjusted net loss attributable to stockholders of Teekay	(36,255)	(0.51)	(64,128)	(0.90)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. A substantial majority of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Restructuring charges relate to crew changes, reflagging of certain vessels, and global staffing changes.

(5)	Relates to one-time pension retirement payment to the Company’s former President and Chief Executive Officer and accelerated timing of accounting recognition of stock-based compensation expense.

(6)	Relates to non-recurring adjustments to tax accruals.
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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2010		June 30, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net income — GAAP basis	(145,419)		(131,488)
Adjust for: Net income attributable to non-controlling interests	(7,729)		(35,662)

Net income attributable to stockholders of Teekay	(153,148)	(2.10)	(167,150)	(2.29)
Add (subtract) specific items affecting net income:
Unrealized gains from derivative instruments (2)	202,236	2.77	258,100	3.54
Foreign currency exchange (gains) losses (3)	(27,488)	(0.38)	(56,514)	(0.77)
Deferred income tax recovery on unrealized foreign exchange losses	(10,997)	(0.15)	(14,206)	(0.19)
Restructuring charge(4)	4,195	0.06	7,978	0.11
Loss on sale of vessels and equipment	22	—	782	0.01
Retroactive component of revenue recognized from contract amendment(5)	(29,200)	(0.40)	(59,200)	(0.81)
Loss on bond repurchases (8.875 percent notes due 2011)	537	0.01	12,645	0.17
Adjustments to carrying value of certain capitalized drydocking expenditures	2,394	0.03	2,394	0.03
Non-recurring adjustments to tax accruals	6,842	0.09	6,842	0.09
Other(6)	739	0.01	739	0.01
Non-controlling interests’ share of items above	(22,219)	(0.30)	(22,387)	(0.31)

Total adjustments	127,061	1.74	137,173	1.88

Adjusted net loss attributable to stockholders of Teekay	(26,087)	(0.36)	(29,977)	(0.41)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Restructuring charges relate to crew changes, reflagging of certain vessels, and global staffing changes.

(5)	Reflects the retroactive component of revenue recognized in the three and six months ended June 30, 2010 relating to the signing of the Foinaven FPSO contract amendment on March 30, 2010

(6)	Relates to write-off of capitalized loan costs upon prepayments of long-term debt.
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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY BALANCE SHEET AS AT JUNE 30, 2011
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	158,644	74,508	16,566	247,831	—	497,549
Other current assets	105,883	16,955	8,028	261,979	—	392,845
Restricted cash (current & non-current)	—	585,543	—	3,053	—	588,596
Vessels held for sale	8,300	—	—	—	—	8,300
Vessels and equipment	2,302,667	1,962,794	737,096	1,582,861	—	6,585,418
Advances on newbuilding contracts/conversions	44,589	40,835	—	260,021	—	345,445
Derivative assets	25,913	67,529	—	11,171	—	104,613
Investment in joint ventures	—	184,229	68	33,287	—	217,584
Investment in direct financing leases	60,722	412,828	—	143	—	473,693
Investment in term loans	—	—	116,418	70,000	—	186,418
Other assets	17,613	31,978	11,547	110,906	—	172,044
Advances to affiliates	24,655	3,157	14,604	(42,416)	—	—
Equity investment in subsidiaries	—	—	—	473,109	(473,109)	—
Intangibles and goodwill	152,316	154,612	13,310	29,424	—	349,662

TOTAL ASSETS	2,901,302	3,534,968	917,637	3,041,369	(473,109)	9,922,167

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	90,121	59,847	13,396	257,503	—	420,867
Other current liabilities	14,500	—	—	—	—	14,500
Advances from affiliates	120,990	83,721	1,967	(206,678)	—	—
Current portion of long-term debt	202,677	561,591	1,800	47,841	—	813,909
Long-term debt	1,714,458	1,501,098	348,000	920,541	—	4,484,097
Derivative liabilities	171,049	201,435	19,743	70,672	—	462,899
In-process revenue contracts	—	—	254	174,118	—	174,372
Other long-term liabilities	21,972	107,580	3,185	83,245	—	215,982
Redeemable non-controlling interest	39,604	—	—	—	—	39,604
Non-controlling interests (1)	46,740	13,173	—	601	1,541,897	1,602,411
Equity attributable to stockholders/ unitholders of publicly-listed entities	479,191	1,006,523	529,292	1,693,526	(2,015,006)	1,693,526

TOTAL LIABILITIES AND EQUITY	2,901,302	3,534,968	917,637	3,041,369	(473,109)	9,922,167

NET DEBT (2)	1,758,491	1,402,638	333,234	717,501	—	4,211,864

(1)
Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.

(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED JUNE 30, 2011
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay		Consolidation
	Offshore	LNG	Tankers	Parent		Adjustments	Total

Revenues	234,145	92,247	31,427	182,540		(55,437)	484,922

Voyage expenses	32,572	685	549	18,083		—	51,889
Vessel operating expenses	75,197	23,388	10,852	65,280		—	174,717
Time-charter hire expense	18,182	—	—	90,669		(55,437)	53,414
Depreciation and amortization	46,163	22,171	10,793	26,109		—	105,236
General and administrative	18,157	6,535	2,131	24,450		—	51,273
Asset impairments/net loss (gain) on vessel sales	8,194	—	—	(2,382)		—	5,812
Restructuring charges	—	—	—	458		—	458

Total operating expenses	198,465	52,779	24,325	222,667		(55,437)	442,799

Income (loss) from vessel operations	35,680	39,468	7,102	(40,127)		—	42,123

Net interest expense	(8,740)	(10,438)	(1,030)	(10,851)		—	(31,059)
Realized and unrealized loss on derivative instruments	(38,720)	(27,329)	(4,387)	(31,704)		—	(102,140)
Income tax (expense) recovery	(3,037)	(119)	—	1,134		—	(2,022)
Equity income (loss) from joint ventures	—	3,447	(1)	(9,499)		—	(6,053)
Equity income of subsidiaries (1)	—	—	—	(6,945)		6,945	—
Foreign exchange gain (loss)	367	(8,859)	(6)	1,341		—	(7,157)
Other — net	1,159	141	(236)	(106)		—	958

Net (loss) income	(13,291)	(3,689)	1,442	(96,757)		6,945	(105,350)
Less: Net loss (income) attributable to non-controlling interests (2)	1,188	(8,642)	—	305		16,047	8,898

Net (loss) income attributable to stockholders/unitholders of publicly-listed entities	(12,103)	(12,331)	1,442	(96,452)		22,992	(96,452)

CASH FLOW FROM VESSEL OPERATIONS (3)	95,171	63,130	17,895	(27,425	)(4)	—	148,771

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended June 30, 2011, Teekay Parent received daughter company cash dividends and distributions totaling $35.9 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2011
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay		Consolidation
	Offshore	LNG	Tankers	Parent		Adjustments	Total

Revenues	467,916	185,466	63,171	363,686		(107,293)	972,946

Voyage expenses	58,037	1,055	1,159	36,764		—	97,015
Vessel operating expenses	150,327	44,195	20,454	121,318		—	336,294
Time-charter hire expense	38,452	—	—	185,286		(107,293)	116,445
Depreciation and amortization	91,733	44,520	21,577	52,444		—	210,274
General and administrative	36,887	12,861	4,800	66,943		—	121,491
Asset impairments/net loss on vessel sales	9,265	—	—	140		—	9,405
Restructuring charges	3,924	—	—	1,495		—	5,419

Total operating expenses	388,625	102,631	47,990	464,390		(107,293)	896,343

Income (loss) from vessel operations	79,291	82,835	15,181	(100,704)		—	76,603
Net interest expense	(17,080)	(20,614)	(2,176)	(21,518)		—	(61,388)
Realized and unrealized loss on derivative instruments	(27,880)	(16,560)	(3,934)	(30,509)		—	(78,883)
Income tax (expense) recovery	(5,690)	(955)	—	3,812		—	(2,833)
Equity income (loss) from joint ventures	—	11,504	(2)	(11,161)		—	341
Equity in earnings of subsidiaries (1)	—	—	—	31,481		(31,481)	—
Foreign exchange (loss) gain	(432)	(29,892)	(29)	2,856		—	(27,497)
Other — net	2,469	(270)	(507)	(640)		—	1,052

Net income (loss)	30,678	26,048	8,533	(126,383)		(31,481)	(92,605)
Less: Net (income) loss attributable to non-controlling interests (2)	(2,897)	(4,023)	—	274		(26,858)	(33,504)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	27,781	22,025	8,533	(126,109)		(58,339)	(126,109)

CASH FLOW FROM VESSEL OPERATIONS (3)	187,166	130,205	36,758	(68,957	)(4)	—	285,172

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the six months ended June 30, 2011, Teekay Parent received daughter company cash dividends and distributions totaling $72.3 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.

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TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE THREE MONTHS ENDED JUNE 30, 2011
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other (1)	Total

Revenues	65,964	40,754	61,533	14,289	182,540

Voyage expenses	15,372	334	—	2,377	18,083
Vessel operating expenses	9,495	12,695	41,396	1,694	65,280
Time-charter hire expense	56,910	13,336	9,009	11,414	90,669
Depreciation and amortization	5,101	5,944	14,562	502	26,109
General and administrative	9,492	4,106	8,248	2,604	24,450
Asset impairments/net (gain) loss on vessel sales	(3,053)	90	—	581	(2,382)
Restructuring charges	49	184	—	225	458

Total operating expenses	93,366	36,689	73,215	19,397	222,667

(Loss) income from vessel operations	(27,402)	4,065	(11,682)	(5,108)	(40,127)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	(27,402)	4,065	(11,682)	(5,108)	(40,127)
Depreciation and amortization	5,101	5,944	14,562	502	26,109
Asset impairments/net (gain) loss on vessel sales	(3,053)	90	—	581	(2,382)
Amortization of in process revenue contracts and other	—	—	(10,798)	(2,610)	(13,408)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	—	(32)	68	—	36
Realized gains from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	911	1,436	—	2,347

CASH FLOW FROM VESSEL OPERATIONS	(25,354)	10,978	(6,414)	(6,635)	(27,425)

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG, one chartered-in FSO unit owned by Teekay Offshore and newbuilding shuttle tanker delivered in May 2011.
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TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE SIX MONTHS ENDED ENDED JUNE 30, 2011
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other (1)	Total

Revenues	134,269	76,895	128,045	24,477	363,686

Voyage expenses	32,328	585	—	3,851	36,764
Vessel operating expenses	19,063	22,133	77,526	2,596	121,318
Time-charter hire expense	120,372	25,949	16,875	22,090	185,286
Depreciation and amortization	10,234	11,900	29,124	1,186	52,444
General and administrative	19,577	8,264	18,115	20,987	66,943
Asset impairments/net (gain) loss on vessel sales	(553)	112	—	581	140
Restructuring charges	54	16	—	1,425	1,495

Total operating expenses	201,075	68,959	141,640	52,716	464,390

(Loss) income from vessel operations	(66,806)	7,936	(13,595)	(28,239)	(100,704)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	(66,806)	7,936	(13,595)	(28,239)	(100,704)
Depreciation and amortization	10,234	11,900	29,124	1,186	52,444
Asset impairments/net (gain) loss on vessel sales	(553)	112	—	581	140
Amortization of in process revenue contracts and other	—	—	(21,596)	(2,610)	(24,206)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	—	(44)	110	—	66
Realized gains from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	1,132	2,171	—	3,303

CASH FLOW FROM VESSEL OPERATIONS	(57,125)	21,036	(3,786)	(29,082)	(68,957)

(1)
Results of two chartered-in LNG carriers owned by Teekay LNG, two chartered-in FSO units owned by Teekay Offshore, one FSO unit owned by Teekay Parent, and one newbuilding shuttle tanker delivered in May 2011.

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TEEKAY CORPORATION
APPENDIX D — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT FREE CASH FLOW
(in thousands of U.S. dollars, except for per share/unit amounts)
(unaudited)
Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended June 30, 2011, March 31, 2011, December 31, 2010, September 30, 2010, and June 30, 2010. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), and its 49 percent ownership interest in Teekay Offshore Operating L.P., through March 8, 2011 when it sold this remaining interest to Teekay Offshore, net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended June 30, 2011 to the most directly comparable financial measure under GAAP please refer to Appendix B or Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended March 31, 2011, December 31, 2010, September 30, 2010, and June 30, 2010, please see the Company’s website at www.teekay.com. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2011	2011	2010	2010	2010
Teekay Parent cash flow from vessel operations	(27,425)	(41,532)	(21,674)	(29,394)	21,521

Daughter company distributions to
Teekay Parent (1)
Common shares/units (2)
Teekay LNG Partners	15,881	15,881	15,881	15,125	15,125
Teekay Offshore Partners	11,181	11,181	7,030	7,030	7,030
Teekay Offshore Operating L.P. (OPCO) (3)	—	—	15,000	15,000	16,000
Teekay Tankers (4)	3,384	4,028	3,545	4,995	5,478

Total	30,446	31,090	41,456	42,150	43,633
General partner interest
Teekay LNG Partners	3,176	3,176	2,949	2,352	2,352
Teekay Offshore Partners	2,237	2,212	1,485	1,312	1,150

Total	5,413	5,388	4,434	3,664	3,502
Total Teekay Parent cash flow before interest and drydock expenditures	8,434	(5,054)	24,216	16,420	68,656
Less:
Net interest expense (5)	(18,012)	(19,214)	(25,855)	(27,224)	(30,602)
Drydock expenditures	(3,040)	(287)	(7,474)	(4,174)	(1,949)

TOTAL TEEKAY PARENT
FREE CASH FLOW	(12,618)	(24,555)	(9,113)	(14,978)	36,105

(1)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
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(2)	Common share/unit dividend and distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective company and period as follows:

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2011	2011	2010	2010	2010

Teekay LNG Partners
Distribution per common unit	$0.63	$0.63	$0.63	$0.60	$0.60
Common units owned by
Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$15,881,213	$15,881,213	$15,881,213	$15,124,964	$15,124,964
Teekay Offshore Partners
Distribution per common unit	$0.50	$0.50	$0.475	$0.475	$0.475
Common units owned by
Teekay Parent	22,362,814	22,362,814	14,800,000	14,800,000	14,800,000

Total distribution	$11,181,407	$11,181,407	$7,030,000	$7,030,000	$7,030,000
Teekay Tankers
Dividend per share	$0.21	$0.25	$0.22	$0.31	$0.34
Shares owned by Teekay Parent (4)	16,112,244	16,112,244	16,112,244	16,112,244	16,112,244

Total dividend	$3,383,571	$4,028,061	$3,544,694	$4,994,796	$5,478,163

(3)	Based on 49 percent interest owned directly by Teekay Parent. In March 2011, Teekay sold its remaining 49 percent interest in Teekay Offshore Operating L.P. to Teekay Offshore.

(4)	Includes Class A and Class B shareholdings.

(5)
Net interest expense includes realized gains and losses on interest rate swaps. Excludes upfront payment of $92.7 million related to interest rate swap resets for the three months ended March 31, 2011.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market and the impact of seasonal factors on spot tanker charter rates; the future benefits of the Company’s diversified business model; the effect of new offshore contracts on the Company’s future fixed-rate revenues, cash flows and profitability; the expected timing of newbuilding deliveries and in-chartered vessel redeliveries; the Company’s future capital expenditure commitments and the debt financings that the Company expects to obtain for its remaining unfinanced capital expenditure commitments; and the intention of the Company to continue repurchasing shares under the Company’s existing $200 million repurchase authorization. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; changes affecting the offshore tanker market; shipyard production delays and cost overruns; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Company to complete vessel sale transactions to its public company subsidiaries or to third parties; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2010. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: August 16, 2011	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)